April 28, 2011

VIA EDGAR AND FACSIMILE

Duc Dang
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Tel (202) 551-3386

Re:         DigiPath, Inc. (the “Company”)
Amendment N0. 2 to Registration Statement on Form 10-12G
Filed on March 29, 2011
File No. 000-54239

Dear Mr. Dang:

This letter is in response to the Securities and Exchange Commission’s comment letter dated April 27, 2011, and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s Form 10-12G.   Each of our responses in this letter will be provided in the order of the comments raised by the Staff's April 27, 2011 letter. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience.

General Comments

1.
Please revise your disclosure where appropriate to clarify that Mr. Stoppenhagen was involved with all three companies when they had no or nominal operations and that all three companies have since engaged in reverse mergers and whether he received any benefits from the mergers.  Please clarify that despite the prior experience effecting reverse mergers with private companies, you do not have the same business purpose if true.

We noted your comment, agreed with the comment, and revised the registration statement accordingly.
To specifically address your comments.

Trestle Holdings – Mr. Stoppenhagen was hired in 2003 as VP of Finance. From 2003 to 2006, Trestle Holdings had significant operations.  Mr. Stoppenhagen’s responsibilities included but were not limited to business development, operations, legal, and accounting.   In 2006, the assets and liabilities of Trestle were sold to Clarient and subsequently sold to Zeiss Microscopes.  At such time the Board of Directors of Trestle Holdings asked Mr. Stoppenhagen whether he would remain as an officer to assist with corporate compliance until such time as a merger candidate was found.  His sole compensation was consulting fees. He maintained no equity interest. Open the reverse merger with Moqizone, Mr. Stoppenhagen resigned.  He received no bonus or equity interest as the result of such transaction.

Trist Holdings f/k/a Landbank Group, Inc.  – In 2007, due to the downturn in the real estate market it was no longer economical to pursue the current business.  In September 2007, the Board of Directors asked Mr. Stoppenhagen to maintain the public filings after the spinoff of the assets and liabilities.  Mr. Stoppenhagen received only consulting fees.  He had no equity interest in the entity. Upon the eventual merger, Mr. Stoppenhagen received no equity or bonus.

Catalyst Lighting Group.  In February 2010, WNet Funds purchased the controlling interest in Catalyst Lighting Group.  At such time WNet requested Mr. Stoppenhagen to maintain the public filings. Mr. Stoppenhagen does not nor did have any ownership interest in WNet Funds or Catalyst Lighting Group.  His sole economic interest was monthly consulting fees.

Despite his prior experience, in effecting reverse mergers with private companies, there is no intention to effect a reverse merger.

2.
Please revise your disclosure in the business section to discuss your dependence on a single existing customer or a few existing customers, the loss of any one or more of which would have a material adverse effect on your business.  Also disclose, the name of the customer(s) and its relationship, if any, with you if transaction with such customer(s) are made in an aggregate amount equal to 10% or more of your revenue.

We noted your comment, agreed with the comment, and revised the registration statement accordingly.

Item 1. Business, page 3

Business of Issuer, page 3

3.	We note that a significant amount of the disclosures here, in the plan of operations and the MD&A sections are promotional rather than factual.
We noted your comment, agreed with the comment, and revised the registration statement accordingly by removing references removing promotional statements or provide reasonable bases for such disclosure.

Plan of Operations, page 4

4.
Please revise your disclosure to discuss the estimated time frame and costs for the “proprietary methodology services platform” and the “6D Focus Methodology,” including the basis of such estimates for each step.  Additionally, please clarify the platform and methodology will be available to your competitors.

We noted your comment, agreed with the comment, and revised the registration statement accordingly on page 4.  Regarding the time frame and costs, this varies significantly depending the customers size, requirements and internal capabilities.

Intellectual Property Trade Names, Trademarks and Service Marks, page 6

5.	We note your response to comment 14 of our comment letter dated February 24, 2011. Please tell us the status of your trademark application.

Per the United States Patent and Trademark Office

“DigiPath has been published in the Trademark Official Gazette (OG) on Mar 29, 2011. Any party who believes it will be damaged by the registration of the mark may file a notice of opposition (or extension of time therefor) with the Trademark Trial and Appeal Board.  If no party files an opposition or extension request within thirty (30) days after the publication date, then within twelve (12) weeks of the publication date a certificate of registration should issue."

We have received no notice of opposition or extension requested by any third party.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

6.
You currently disclose on page 4 that your provide services “throughout USA, Canada, Europe, Middle East, Asia, Latin America,”  assists laboratories and pathology practices and advise manufacturers. It is not clear how the noted disclosure applies to your current operations based on your disclosure that you have recently commenced earning revenues. Please revise to clearly distinguish between services currently provided and potential services to be provided, and between types of current clients and potential clients and limit your discussion of future services to those you will offer in the immediate future. .

We noted your comment, agreed with the comment, and revised the registration statement accordingly to distinguish between services currently providing, what we currently offer and what we will offer.

7.
We note your disclosure that you commenced earning revenue in January 2011. Please expand to discuss the extent and type of such revenues and to further discuss any significant trends that have had or that you reasonably expect will have a material impact on revenues.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to expand to discuss the extent and type of such revenues and to further discuss any significant trends that have had or that we reasonably expect will have a material impact on revenues.

Item 5. Directors and Officers, page 14

8.
Please revise your CEO’s involvement with Venor, Inc. or advise.  Also your disclose that he has been involved with “Digital Pathology”  since 2003 providing services to Trestle Holdings and BioImagene. Please use lower case to avoid confusion.  Considering Trestle Holdings has already engaged in a reverse merger, it is not clear how the noted disclosure is accurate. Please clarify.

We noted your comment, agreed with the comment, and revised the registration statement accordingly.  Mr. Stoppenhagen is sole owner of Venor, Inc. We have used lower case for digital pathology to avoid confusion.  Mr. Stoppenhagen worked for Trestle Holdings as relates to their activities in digital pathology from 2003 to 2006 after such time Mr. Stoppenhagen worked with BioImagene until their sale to Ventana Roche in September 2010.

Item 5. b. Significant Employees.

9.
Considering Mr. Stoppenhagen is your only employee, please revise to clarify how his experience substantiates your disclosure throughout regarding your expertise and ability to provide advisory services specific to digital pathology.

We noted your comment and revised the registration statement accordingly to clarify how his experience substantiates our ability to provide advisory services specific to digital pathology..

10.	We note your disclosure on pages 12 and elsewhere that your CEO has voting and investment control over the securities owned by NYX. Please discuss his relationship that provides him with such control.

Our CEO is sole owner of NYX. We have revised such language as set forth below.

On February 14, 2011, we entered into a Revolving Note with NYX. Eric Stoppenhagen, our CEO, has voting and investment control over the securities owned by NYX as he is the sole owner.   Under the terms of the Revolving Note, NYX agreed to advance to the Company, from time to time and at the request of the Company, amounts up to an aggregate of $500,000 until September 30, 2012.  All advances shall be paid on or before September 30, 2012 and interest shall accrue from the date of any advances on any principal amount withdrawn, and on accrued and unpaid interest thereon, at the rate of eight percent (8%) per annum, compounded annually.  The Company’s obligations under the Revolving Note will accelerate upon a bankruptcy event of the Company, any default by the Company of its payment obligations under the Revolving Note or the breach by the Company of any provision of any material agreement between the Company and the noteholder.  As of the date of the Revolving Note, $200,000 was deemed outstanding under the Revolving Note.

Item 13. Financial Statements and Supplementary Date, page 22

11.
We noted your response to our prior comment 29 and reissue the comment in part. Please revise to comply with the requires of development stage entities in ASC 915. Specifically, we note that you have not reported cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the shareholder equity section (ASC 915-210-45-1)

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include requirements for development stage entities in ASC 915.

12.	. Please revise to provide disclosure regarding the promissory note entered into on February 14, 2011 and the private placement offering on March 23, 2011.

We noted your comment, agreed with the comment, and revised the registration statement accordingly to include the promissory note entered into on February 14, 2011 and the private placement offering on March 23, 2011.

Closing

We hope that the foregoing addresses all of the Staff's comments contained in its letter of April 27, 2011.  Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Amended Form 10.

Should you have any questions or further comments please contact us at 949-903-0468.

Sincerely,

DigiPath, Inc.

By: /s/ ERIC STOPPENHAGEN
Eric Stoppenhagen
President

ACKNOWLEDGEMENT

DigiPath, Inc., (the “Company”), hereby acknowledges the following:

1.        Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

2.        The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated:  April 29, 2011

DigiPath, Inc.

By: /s/ Eric Stoppenhagen
Eric Stoppenhagen, President